VIA EDGAR CORRESPONDENCE

March 21, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Suying Li

      Rufus Decker

Re:	Madison Square Garden Entertainment Corp.

Form 10-K for Fiscal Year Ended June 30, 2023

Filed August 18, 2023

File No. 001-41627

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 12, 2024, concerning the Annual Report on Form 10-K for Fiscal Year Ended June 30, 2023 (the “10-K”) of Madison Square Garden Entertainment Corp. (the “Company”).

For your convenience, we have set forth the comments from your letter in bold immediately followed by the applicable responses. Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the 10-K, and references herein to page numbers and section headings refer to page numbers and section headings in the 10-K, as noted.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted operating income (loss) (“AOI”), page 40

1.

Please tell us how you determined that removing the non-cash portion of arena license fees from MSG Sports in arriving at adjusted operating income does not substitute individually-tailored recognition and measurement methods for GAAP. Alternatively, no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: In response to the Staff’s comment regarding removing the non-cash portion of arena license fees from MSG Sports in arriving at adjusted operating income (“AOI”), the Company has reconsidered the guidance denoted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, SEC Regulation S-K Item 10(e), and Regulation G. The Company respectfully advises the Staff that the Company will revise the disclosure to not exclude the non-cash portion of arena license fees from MSG Sports in arriving at AOI beginning with the Company’s third quarter Form 10-Q filing.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Operations, page F-4

2.

Please tell us your consideration of separately presenting revenues from and direct operating expenses associated with tangible products, services, and leasing activities on the face of your statement of operations. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.

Company Response: In response to the Staff’s comment regarding our consideration of separately presenting revenues from and direct operating expenses associated with tangible products, services, and leasing activities on the face of the statement of operations, we respectfully provide the Staff with the following supplemental information:

Management considered the guidance of SEC Regulation S-X (“S-X”) Rule 5-03.1, which requires the separate presentation in the statement of operations for any of the following revenue categories that exceed 10% of total revenues:

a.	Net sales of tangible products (gross sales less discounts, returns and allowances)

b.	Operating revenues of public utilities or others

c.	Income from rentals

d.	Revenues from services

e.	Other revenues

The costs and expenses related to each revenue category must also be reflected separately in the income statement as required by S-X Rule 5-03.2.

Management analyzed the above guidance, along with the details of the Company’s revenues, and respectfully advises the Staff that it believes that the Company’s current aggregate revenue presentation is appropriate based on the following considerations.

The Company derives its revenues from:

•	Ticket sales for events that the Company produces or promotes / co-promotes

•	Venue license fees charged to third-party promoters for events held at the Company’s venues

•	License fees from MSG Sports for the use of the Madison Square Garden Arena

•	Licenses of the Madison Square Garden Arena suites

•	Advertising sales (venue signage and sponsorship)

•	Food and beverage sales at events

•	Merchandise sales

Management believes that aggregation of these revenue streams is aligned with the guidance of S-X Rule 5-03, with respect to the presentation of “revenues from services,” as Management views the presentation of live events to be a comprehensive service-based offering, inclusive of food and beverage preparation, sales and service at such events, rather than a “tangible product.” Such food and beverage related activities do not occur outside of the events held at the Company’s venues.

Management views merchandise sales to be the Company’s only product revenue which comprised less than 10% of the Company’s total revenues in each of the years ended June 30, 2023, 2022, and 2021. As such, in accordance with S-X Rule 5-03, these product-based revenues have not been disclosed separately on the face of the Company’s consolidated and combined statements of operations. Management will continue to monitor product revenues as a percentage of the Company’s total revenues on an ongoing basis. To the extent that percentage exceeds 10% on a recurring basis, Management will modify the Company’s disclosure accordingly.

While leasing is not the Company’s primary business, the Company does generate lease revenues, which are primarily related to the Arena License arrangements with MSG Sports, and comprised 8.4%, 10.9% and 29.7% of the Company’s total revenues for the years ended June 30, 2023, 2022 and 2021, respectively. In reviewing this relative composition, Management considered Fiscal Year 2021 to be an outlier, as most events held at the Company’s venues were closed to the public due to the impact of the COVID-19 pandemic, resulting in an unusually significant percentage of lease revenues relative to total Company revenues. For Fiscal Year 2022, lease revenues were greater than the 10% threshold prescribed within S-X Rule 5-03 as Fiscal Year 2022 was also impacted, although to a much lesser extent, by the COVID-19 pandemic. In Fiscal Year 2023, lease revenues fell below the 10% threshold prescribed within S-X Rule 5-03, which Management believes depicts a more accurate representation of the expected relative significance of the Company’s lease revenues on an ongoing basis, and would not be material for the users of the Company’s financial statements.

As the Company’s revenues have been presented on an aggregate basis based on the analysis outlined above, the Company has also presented the direct operating expenses associated with such revenues on an aggregate basis in accordance with S-X Rule 5-03.2.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Philip D’Ambrosio at (212) 631-5192.

Sincerely,

/s/ Philip D’Ambrosio
Philip D’Ambrosio
Executive Vice President and Treasurer Madison Square Garden Entertainment Corp.

cc:	Courtney Zeppetella, Madison Square Garden Entertainment Corp.

Robert W. Downes, Esq., Sullivan & Cromwell LLP